st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

23 December 2002

02 DEC 30 AM 8:47

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02060859

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Change of Directors' Interest Notices
- New Issue Announcement – 27/11/02
- New Issue Announcement – 27/11/02
- New Issue Announcement – 29/11/02
- Advance Capital Notes
- Dividend Reinvestment Plan
- New Issue Announcement – 05/12/02
- Chairman's Address to AGM
- Managing Director's Presentation to AGM
- St.George Bank AGM – Resolutions Passed
- New Issue Announcement – 16/12/02
- Directors Interest Notices – 17/12/02
- New Issue Announcement – 19/12/02
- New Issue Announcement – 23/12/02

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of last notice	2 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,397 shares (fully paid ordinary) Indirect 6,350 shares (fully paid ordinary) 63 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	22 November 2002
No. of securities held prior to change	11,643 shares (fully paid ordinary) 63 PRYMES
Class	Fully Paid Ordinary
Number acquired	1,104 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.11 per share
No. of securities held after change	12,747 shares (fully paid ordinary) 63 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John J Mallick
Date of last notice	2 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 7,763 shares (fully paid ordinary) 4,316 shares (fully paid ordinary)* 43 PRYMES*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	22 November 2002
No. of securities held prior to change	10,699 shares (fully paid ordinary) 43 PRYMES
Class	Fully Paid Ordinary
Number acquired	1,380 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.11 per share
No. of securities held after change	12,079 shares (fully paid ordinary) 43 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	2 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 10,269 shares (fully paid ordinary) Indirect 4,589 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	22 November 2002
No. of securities held prior to change	12,650 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	2,208 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.11 per share
No. of securities held after change	14,858 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	2 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 12,461 shares (fully paid ordinary) 10,515 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	22 November 2002
No. of securities held prior to change	20,216 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	2,760 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.11 per share
No. of securities held after change	22,976 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	1 August 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 1,604 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	22 November 2002
No. of securities held prior to change	500 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	1,104 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.11 per share
No. of securities held after change	1,604 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graham J Reaney
Date of last notice	9 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 15,477 shares (fully paid ordinary) Indirect 24,935 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* Director of shareholder and Power of Attorney for shareholder
Date of change	22 November 2002
No. of securities held prior to change	38,756 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	1,656 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.11 per share
No. of securities held after change	40,412 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of last notice	2 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 34,187 shares (fully paid ordinary) 427 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 November 2002
No. of securities held prior to change	24,187 shares (fully paid ordinary) 427 PRYMES
Class	Fully Paid Ordinary
Number acquired	10,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.04 per share
No. of securities held after change	34,187 shares (fully paid ordinary) 427 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share acquired on-market.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	292,803 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. 80,000 - $10.86 2. 212,803 - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Executive Option Plan. 2. Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27/11/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
499,267,463	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: ....27/11/2002.............

Print name: Michael Bowan

=====

+ See chapter 19 for defined terms.

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	512
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	27 November 2002

An allocation of approximately 349,974 new ordinary St.George Bank shares to employees under the St.George Bank Reward Share Plan, will be granted as at 22 November 2002 (the "Grant Date").

The issue of shares is to the approximate value of $1,000 to each eligible employee of the Bank. The relevant market value of the shares is $18.30, based on the average weighted price of St.George shares for the 5 days up to and including the Grant Date. The actual number of shares allocated will be advised in our Appendix 3B New Issue Announcement, Application for Quotation of Additional Securities to be forwarded by 5 December 2002.

The new shares issued will rank equally in all respects with other ordinary shares.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,387 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29/11/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
499,274,850	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: ....29/11/2002.............

Print name: Michael Bowan

= = = = =

+ See chapter 19 for defined terms.

FILE NO. 82-3809

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	514
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Advance Capital Note Interest Payment**
Date Sent:	3 December 2002

St.George Bank Limited advises the record date for the Advance Capital Note interest payable on 31 December 2002 is 13 December 2002.

Yours sincerely

Michael Bowan
General Counsel and Secretary

ASXCAP

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	515
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan**
Date Sent:	3 December 2002

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's final dividend (to be paid on 13 December 2002) will be $18.18.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 348,516 ordinary shares 2. (8,067) adjustment to Appendix 3B issued 27/11/02
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. $18.30 2. Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Share issued under the St.George Bank Reward Share Plan. 2. Adjustment of (8,067) to shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 22/11/2002 2. 27/11/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
499,615,299	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: ....05/12/2002............

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

FILE NO. 82-3809

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	517
Pages (Includes this page):	17
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Chairman's Address to St.George Bank Annual General Meeting**
Date Sent:	13 December, 2002

Please find attached the Chairman's address to the St.George Bank Annual General Meeting at 10.00 am this morning. The accompanying slides have also been attached. The meeting will be webcast on the St.George Bank website at www.stgeorge.com.au.

Yours sincerely

33346

Michael Bowan
General Counsel and Secretary

Report from the Chairman

Introduction

I am pleased to be able to report on the progress of the Bank for the financial year ending September 2002 and the trading environment for the first two months of the current financial year.

St.George has returned another strong year of growth. Underpinning this growth is a clearly articulated strategic plan to be implemented progressively throughout the current financial year and is backed up by strong corporate management and governance.

Ed O'Neal / Gail Kelly

At the last Annual Meeting, I spoke about the terrible loss the Bank felt with the passing of the previous Chief Executive Officer, Mr Ed O'Neal. His death in September last year was unexpected and saddened us all.

At the time, I was able to confirm to shareholders the appointment of our new Chief Executive, Mrs Gail Kelly and the challenges she faced in leading the Group into its next phase of growth.

Mrs Kelly has been with us for almost a year now and has brought considerable strength and ideas to the role as well as a renewed focus on commercial rigour and discipline.

We were delighted to have somebody of her calibre and capability join us.

Geri Ettinger and Linda Nicholls

Also, I should like to make mention of our former Director, Ms Geri Ettinger. Ms Ettinger retired from the Board on 29 July 2002, after 15 years of continuous service as a Director. Over that time, Ms Ettinger made an outstanding contribution to the Board and oversaw considerable growth in the Bank's size and scope.

We were very pleased to welcome Mrs Linda Nicholls to the Board. Mrs Nicholls brings to the Bank extensive experience in the financial services industry.

Mrs Nicholls, who is currently Chairman of Australia Post, has had more than 25 years experience as a senior executive and company director in banking, insurance and funds management in Australia, New Zealand and the United States. In 1996, she was a member of the 'Wallis Inquiry' into the financial services industry.

It is proposed that her casual appointment by the Board in August this year be confirmed by shareholders by electing her at today's Annual Meeting.

Results

As I indicated, the results for the Group were very positive.

The result for the financial year was a net profit after tax and before significant items of $505 million, an increase of 34 per cent over the previous year.

When non-recurring significant items were accounted for, the net profit available to our ordinary shareholders was $369 million compared with $336 million the year before, or an increase of just short of 10 per cent.

This represents very satisfactory underlying performance.

The full year result was adversely impacted by one-off or non-recurring significant items amounting to $166 million or $136 million after tax.

This amount related to the write-down of certain non-core investments, a reduction in the value of goodwill attributed to the Bank's investment in Wealthpoint Limited, deferred expenditure write-offs and restructuring costs associated with the *Even Better Bank* program.

On the positive side, a profit was recognised on the sale of shares in Cashcard Australia Limited.

The remaining $185 million balance in deferred expenditure has been assessed carefully to ensure appropriate future benefits are realisable. Further, the continued amortisation of existing developments means St.George's deferred expenditure has now reached its peak. The decline in this balance will also be assisted by a reduction in the level of new expenditure being deferred and a more disciplined and refined policy on capitalisation generally.

Overall, the major factors contributing to St.George's strong operating performance for the year were a profitable increase in lending and deposit volumes, solid increases in managed funds, stable margins in net interest income and strong growth in non-interest income.

This was underpinned by our ongoing sound credit quality and strong customer satisfaction rating.

The Bank, however, recognises that the market is particularly buoyant in home lending and is taking steps to ensure the Group maintains or improves its market share position.

Over the coming period, the Bank will be focused on achieving further improvements in performance through our *Even Better Bank* program guided by the Group's new six key business goals. The Managing Director will outline these in her remarks, but a high level of planning and implementation has already been undertaken which has placed the Bank in a strong position for the future.

Your Directors were pleased to be able to announce a final dividend payable of 42 cents per ordinary share.

Combined with the interim dividend of 38 cents announced in May, this brings the full year dividend to 80 cents, fully franked and compares favourably to last year's full year dividend of 65 cents.

Sell Back Rights

In February 2001, St.George granted Sell Back Rights to effect an off-market buy-back. The Australian Taxation Office issued a Class Ruling stating that shareholders who received them would be liable to income tax on the market value of these Rights.

In order to avoid penalties and interest under taxation laws, St.George advised shareholders in August 2001, to include the market value of the Rights in their assessable income for the year ended 30 June 2001.

The Taxation Office has recently disallowed an objection lodged by a taxpayer in respect of the inclusion of the market value of the Rights in their assessable income for the year ended 30 June 2001. As a result, St.George is funding litigation against this decision.

A preliminary directions hearing before the Federal Court was held yesterday and it is anticipated that the matter will be decided in the next calendar year.

St.George will continue to pursue the best interests of its shareholders and contest the Taxation Office's view as long as there is a strong prospect of obtaining a satisfactory result. We will keep shareholders informed as material developments occur.

Dividend Reinvestment Plan

As part of our continuing capital management program, the Directors are pleased to confirm that the Dividend Reinvestment Plan will operate for the final dividend and participation will be from a minimum of 100 shares with no limit on individual shareholder participation. No discount will apply on this occasion.

Corporate Governance

Let me turn to the topic of corporate governance. This year has seen a number of high profile corporate collapses, here and internationally. The failure to adhere to high standards of corporate governance has been identified as a prime cause.

At St.George, we treat matters of corporate governance and business standards and ethics very seriously. We regard St.George as well equipped in respect of the two cornerstones of effective corporate governance: a strong and independent Board of Directors who are willing to test actively Management's views; and, a commitment to transparent business disclosure.

The Bank's Annual Report provides broad detail regarding issues that have been identified this year as important by the market; for example, disclosure regarding the Managing Director's service contract, executive remuneration and our policy regarding auditor independence, as well as more long-standing matters such as Board and Committee structures and disclosure policies. The Directors encourage all shareholders to read the statements in the Report.

10 Years as a Bank

This year also marks our 10th anniversary as a Bank – notwithstanding the 65 years since St.George was first established as a building society and 154 years for BankSA.

It has been a very successful 10 years for the Bank and something of which all shareholders and staff can be proud.

In this last decade, the Bank has increased its employees from 3,100 to almost 7,400, our branches from 280 to 400 and total assets from just over $9 billion to $55 billion.

The total number of shareholders has risen from 28,000 to 120,000 and our share price has risen from $6.16 to around $18 today.

St.George is now one of the 15 largest companies by market capitalisation on the Australian Stock Exchange.

Effective from the 1 July 2002, the actual 10th anniversary day, shareholders can amend the Constitution by special resolution to delete the clause which precludes a greater than 10 per cent shareholding by any individual shareholder.

We have, therefore, effectively assumed a similar status to other companies with open share registers.

As I have commented before, the Directors have always considered that the best course of action is to remain focused on continuing to improve performance and thereby increase value for our shareholders. This continues to be our clear focus.

Economy

Like most businesses, we foresee some uncertainty about the economic environment in the year ahead.

In particular, fluctuations in equity markets and geopolitical instability are causing concerns worldwide. The current drought is also impacting on the Australian rural sector and expected to weigh on economic growth next year. The government and the Reserve Bank have already downgraded their growth projection to around 3 per cent for the current fiscal year.

The global growth outlook is generally flat, with the US economy showing moderate signs of an upturn. Historically low interest rates and stimulatory fiscal policy in most countries, however, should be supportive of global growth over the coming year.

While the US economic recovery is regarded as the biggest risk, the domestic outlook remains positive. Notwithstanding the downgrade of government projections, Australia maintains one of the highest rates of growth of any developed nation and appears well positioned to continue its strong performance.

Australia's main trading region, Asia, has maintained reasonably solid growth over the last year.

The retail sector has performed strongly, business investment is expected to rise in 2003 and corporate earnings have remained relatively solid.

If interest rates remain low and we think this to be likely, the economy is expected to perform well in the medium term. We think unemployment will remain around 6 per cent.

Last year, the market experienced double digit growth in housing lending and we expect this growth to reduce over the coming year to about 8 to 10 per cent. This consolidation will be driven by the homeowner grant effect fading and possibly more stable equity markets.

We anticipate that the business lending market will grow by 6-7 per cent in 2003.

Overall, we believe conditions generally in Australia are conducive for the Bank to provide an active and competitive force.

Prospects

In terms of specific indicators, we have already informed the market that St.George is targeting 10 per cent earnings per share growth in 2003 and continuing double-digit growth in 2004 and 2005. The Bank also has a target of reducing the cost to income ratio to below 50 per cent in 2004.

Trading conditions for the first two months of this financial year for the Bank indicate that we are currently on track to deliver on these targets.

Conclusion

On behalf of the Directors, I should like to recognise the significant contribution our staff have made to the on-going success of St.George. It has been a difficult year with many changes throughout the organisation. The staff have shown continued enthusiasm and energy while serving our customers with pride. The staff have been led capably by Mrs Kelly and her senior executives who have positioned the Bank for increased value for all shareholders.

FILE NO. 82-3809

st.george

Annual General Meeting

13 December 2002

Frank Conroy
Chairman



PROFIT RESULT

	Sep 2002	Sep 2001	% Change
Profit Before Significant Items	$505m	$376m	34
Profit After Significant Items	$369m	$336m	10
Dividend	80 cents	65 cents	23

DIVIDEND PAYMENTS


100
Cents
0
52
55
65
80
1999
2000
2001
2002

Total annual dividend increased by 23%
last financial year

SHAREHOLDER ISSUES

- Sell Back Rights
  - Contesting ATO decision
- Dividend Reinvestment Plan for final dividend
  - Minimum 100 shares
  - No Limit on individual participation
  - No discount on this occasion
- Corporate Governance
  - Independent Board
  - Transparent business disclosure

10 YEARS AS A BANK

- 65 years since first established
  - 154 years for BankSA
- Over 7000 employees
- Assets over $55 billion
- Top 15 Australian company

PROSPECTS

- Targeting 10 per cent earnings per share growth in 2003
  - Continuing double digit growth in 2004 & 2005
- Reducing cost-to-income ratio to below 50 per cent in 2004
- Currently on track to deliver these results

FILE NO. 82-3809

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	518
Pages (Includes this page):	28
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Managing Director's Presentation to AGM**
Date Sent:	13 December, 2002

Please find attached slides to be presented by the Managing Director and Chief Executive Officer to the St.George Bank Annual General Meeting at 10.00 am this morning. The Managing Director's presentation will be webcast on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the St.George website.

Yours sincerely,

Michael Bowan
General Counsel and Secretary

33347

st.george

Annual General Meeting

13 December 2002

Gail Kelly
Managing Director



AGENDA

- 2002 PERFORMANCE
- STRATEGIC AGENDA
- TARGETS AND OUTLOOK

st.george



2002 Performance

FILE NO. 82-3809

WE HAVE DELIVERED

- An excellent operational result
- Strong revenue growth
- Stable margins
- Resilient and profitable growth in managed funds
- Superior credit quality
- Strong dividend growth

FILE NO. 82-3809

PROFIT RESULT

	Sep 2002	Sep 2001	% Change
Profit Before Sig. Items	$505m	$376m	34
Profit After Sig. Items	$369m	$336m	10
Earnings per Share*	124.7¢	101.6¢	23
Return on Equity*	19.6%	16.6%	
Expense to Income*	52.4%	53.6%	
Dividend	80 cents	65 cents	23

*Calculated before significant items and goodwill amortisation

FILE NO. 82-3809

SUSTAINED FINANCIAL PERFORMANCE


$m
NPAT**
280
240
200
160
120
261
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02


cents
EPS*
130
120
110
100
90
80
70
126.9
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02


%
ROE*
22
20
18
16
14
12
10
19.8
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02


%
Expense/Income Ratio*
60
56
52
48
52.1
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02

**Before significant items

*Calculated before significant items and goodwill amortisation

FILE NO. 82-3809

DRIVING SHAREHOLDER VALUE



$
200
180
160
140
120
100
80
60
176
133
101
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
ASX AO Acc
SGB Total Return
ASX Banks Acc

Total shareholder return includes capital appreciation and dividends. Assumes base of $100 in 1 July 00.

Source: Bloomberg Financial Services and ASX.

SOLID LENDING AND DEPOSIT GROWTH


Total Lending*
9.2%
$bn
50
45
40
35
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02


Total Retail Deposits
13.3%
$bn
30
28
26
24
22
20
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02

*On and off balance sheet

BUILDING INCOME WHILE MAINTAINING MARGINS


Net-Interest Income
7.9%
$m
1400
1300
1200
1100
1333
1235
Sep-99
Sep-00
Sep-01
Sep-02


Interest Margin^
%
2.9
2.8
2.7
2.6
2.5
2.4
2.79
2.82
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02

^ Group interest margin

FILE NO. 82-3809

NON-INTEREST INCOME MOMENTUM CONTINUES

Non-Interest Income*


22%
$m
900
800
700
600
500
400
300
682
834
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02

Other Income/Total Income*


%
40
35
30
25
20
35.6%
38.5%
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02

* Before significant items

CREDIT QUALITY REMAINS A DIFFERENTIATOR

Impaired Assets/ Receivables



%
1.0
0.8
0.6
0.4
0.2
0.0
0.72
0.20
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Average of the 4 Majors
St.George

- Low risk lending mix
- Bad and doubtful debts expense only 0.16% of average assets
- Minimal large exposures
- Conservative general and specific provisioning
- Residential past due loans down 17% to $63m

OUR CUSTOMER SATISFACTION ADVANTAGE


Customer Satisfaction Ratings
%
75
70
65
60
55
50
70.5
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, June 2002

Base: Respondents with transaction accounts at institution (aged 14+)

FILE NO. 82-3809

SIGNIFICANT ITEMS IN 2002 RESULT

		$m
FIRST HALF –	Investment write-downs	-94
SECOND HALF –	Restructuring charge	-30
	Deferred expenditure write-down	-60
	Sale of Cashcard	+18
TOTAL SIGNIFICANT ITEMS		-166
Tax Benefit		+30
SIGNIFICANT ITEMS AFTER TAX		-136

CAPITAL MANAGEMENT PROGRAM

- Tier one capital 7.5%
- $2.55bn mortgage securitisations:
  - $1.80bn in Mar-02
  - $0.75bn in Sep-02
- $300m subordinated debt raisings:
  - $200m in Feb-02
  - $100m in Sep-02
- DRP continued
- Potential buy back in FY2003
- Final dividend 42 cents

FILE NO. 82-3809

st.george



Strategic Agenda

SOLID STRATEGIC FOUNDATION

- Strong operational base
- Outstanding credit quality
- Service culture: a differentiator
- Committed and engaged staff
- Strong capabilities
- Considerable opportunities for growth

FILE NO. 82-3809

STRATEGIC FOUNDATION IS UNDERLEVERAGED


Products per customer
2.7
2.3
1.9
1.5
2.0
2.5
2.4
2.2
2.5
St.George
Westpac
ANZ
CBA
NAB

ST.GEORGE STRATEGIC FRAMEWORK

Key Business Goals

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

Drive Even Better Bank program and 1st phase priorities

EVEN BETTER BANK – TWO PART PROGRAM

1. Customer-led growth

Goal: Leverage deep customer knowledge to develop and implement a focused growth plan

2. Business Productivity

Goal: Establish a truly competitive cost position which allows winning propositions to be offered to our customers

People and Culture

Quick Wins

FIRST PHASE PRIORITIES

- New Business Model and Integrated Sales and Service
- Wealth Management
- Home Loans
- Middle Market
- Brand and Customer Service
- Productivity Management

OUTSTANDING CUSTOMER SERVICE STARTS WITH OUTSTANDING PEOPLE

- Right people in right roles
- Willing, able, empowered
- Investment in the front line
- Increasing our representation

St.George Group = Employer of Choice

TEAM AGENDA

Maintain momentum in core businesses

Execute 1st phase priorities

Re-engineer core business processes

Re-engineer back office processes

Wealth management full potential strategy

Augment growth

FILE NO. 82-3809

st.george



Targets and Outlook

TARGETS - 2003 AND BEYOND

EPS Growth 2003	10%
EPS Growth 2004 & 2005	Maintain double digit
Cost to Income in 2004	<50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

OUTLOOK – 2003

- Australian economy to remain robust
- GDP to be 3-4%
- Unemployment to be around 6%
- Housing growth to be 8-10%
- Business loan growth to be 6-7%
- Interest rates to tighten moderately

SUMMARY

- 2002- watershed year
- Strong operational result
- Robust plans in place for future growth
- Differentiated by brand, customer service and people
- Delivering sustainable, high quality earnings

27

st.george

FILE NO. 82-3809

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	519
Pages (Includes this page):	
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Annual General Meeting - Resolutions Passed**
Date Sent:	13 December, 2002

St.George Bank Limited 2002 Annual General Meeting
Friday 13 December 2002

St.George Bank Limited advises that at its Annual General Meeting held on 13 December 2002 the following resolutions were passed on a show of hands at the meeting:

1. To receive and adopt the financial statements and reports for the year ended 30 September 2002.

2. (a) To elect Mrs L B Nicholls as a director.
   (b) To re-elect Mr J S Curtis as a director.
   (c) To re-elect Mr J M Thame as a director.

Details of Proxy Votes For All Resolutions

Resolution No	"For" Votes	"Against" Votes	"Open" Votes	"Abstain" Votes
1	197,431,520	363,265	1,787,442	5,769,334
2a	198,575,629	1,539,437	1,818,626	3,876,249
2b	199,404,929	706,436	1,841,571	3,857,005
2c	199,503,956	626,010	1,841,114	3,838,424

Yours sincerely,

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,310
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 13/12/02 – 4,405 2. 15/12/02 – 2,055 3. 16/12/02 – 15,850

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
499,637,609	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: ....16/12/2002............

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of last notice	25 November 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 6,545 shares (fully paid ordinary) Indirect 6,497 shares (fully paid ordinary) 63 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	13 December 2002
No. of securities held prior to change	12,747 shares (fully paid ordinary) 63 PRYMES
Class	Fully Paid Ordinary
Number acquired	295 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.18 per share
No. of securities held after change	13,042 shares (fully paid ordinary) 63 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John J Mallick
Date of last notice	25 November 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 7,942 shares (fully paid ordinary) 4,416 shares (fully paid ordinary)* 43 PRYMES*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	13 December 2002
No. of securities held prior to change	12,079 shares (fully paid ordinary) 43 PRYMES
Class	Fully Paid Ordinary
Number acquired	279 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.18 per share
No. of securities held after change	12,358 shares (fully paid ordinary) 43 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of last notice	25 November 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 34,977 shares (fully paid ordinary) 427 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 December 2002
No. of securities held prior to change	34,187 shares (fully paid ordinary) 427 PRYMES
Class	Fully Paid Ordinary
Number acquired	790 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.18 per share
No. of securities held after change	34,977 shares (fully paid ordinary) 427 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	25 November 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 10,506 shares (fully paid ordinary) Indirect 4,695 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	13 December 2002
No. of securities held prior to change	14,858 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	343 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.18 per share
No. of securities held after change	15,201 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	25 November 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 12,749 shares (fully paid ordinary) 10,758 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	13 December 2002
No. of securities held prior to change	22,976 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	531 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.18 per share
No. of securities held after change	23,507 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of last notice	21 May 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	25,000 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Exercise of options issued under the Executive Performance Share Plan ("Awards"). Exercise price Nil.
Date of change	12 December 2002
No. of securities held prior to change	N/A
Class	Ordinary Fully Paid
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.83 (estimated valuation being price at close of market on 16 December 2002).

+ See chapter 19 for defined terms.

No. of securities held after change	25,000 shares (ordinary fully paid) 1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles. 25,000 options under the Executive Performance Plan ("Awards") over the same number of unissued ordinary St.George shares. Exercise Price – Nil.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Options ("Awards").

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Mrs Kelly has rights under her Service Agreement, subject (amongst other things) to remaining employed by St.George at the relevant dates, to the issue of a further 50,000 Awards over the same number of unissued ordinary St.George shares to be issued in two tranches of 25,000, yearly from 12 December 2003. Exercise price – Nil.
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	12 December 2002.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Mrs Kelly held rights to 75,000 Awards over the same number of unissued ordinary St.George shares.
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Perpetual Note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	One (1)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	St.George has issued a Perpetual Note with a face value of NZ$19 million to Foodstuffs Retail Financial Services Ltd (Foodstuffs). St.George may issue further notes to Foodstuffs from time to time. The Perpetual Note has, and any subsequent note issued to Foodstuffs will have, no maturity date and redemption of the notes cannot be required by Foodstuffs.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Perpetual Note and any subsequent note issued to Foodstuffs constitute a new class of security. The Perpetual Notes will not be quoted. The Perpetual Note and any subsequent note issued to Foodstuffs constitute a subordinated and unsecured obligation of St.George. The Perpetual Notes are not transferable.
5	Issue price or consideration	NZ$19 million
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Joint venture agreement to establish a Retail Banking Alliance in New Zealand with Foodstuffs.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 December 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
499,637,609	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Perpetual Note does not, and any subsequent note issued to Foodstuffs will not bear interest nor carry any dividend rights.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: ....19/12/2002............

Print name: Michael Bowan

= = = = =

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 2,547,485 2. 25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. $18.18 2. Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Dividend Reinvestment Plan. 2. Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 13 December 2002 2. 23 December 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
502,210,094	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
1	Perpetual Note

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: ....23/12/2002.............

Print name: Michael Bowan

= = = = =

+ See chapter 19 for defined terms.

207 **FILE NO. 82-3809**

ASIC registered agent number 14475
lodging party or agent name ST.GEORGE BANK LIMITED
office, level, building name **or** PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name ST.GEORGE BANK LIMITED
A.C.N. 92 055 513 070

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 27 / 11 / 2002 to 13 / 12 / 2002

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	80,000	$10.86	
ORD	2,547,485	$18.18	

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [ ]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

sign here date 23 / 12 / 2002

207 **FILE NO. 82-3809**

ASIC registered agent number 14475

lodging party or agent name ST.GEORGE BANK LIMITED

office, level, building name or PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name ST.GEORGE BANK LIMITED

A.C.N. 92 055 513 070

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 27 / 11 / 2002 to 23 / 12 / 2002

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	259,433	NIL	
ORD	348,516	$18.30	

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN capacity SECRETARY

sign here [signature] date 23 / 12 / 2002

208 **FILE NO. 82-3809**

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

ASIC registered agent number	14475
lodging party or agent name	ST.GEORGE BANK LIMITED
office, level, building name **or** PO Box no.	
street number & name	
suburb/city	state/territory postcode
telephone	( )
facsimile	( )
DX number	suburb/city

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name	ST.GEORGE BANK LIMITED
A.C.N.	92 055 513 070

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	204,736	27/11/2002
	7,387	29/11/2002
	4,405	13/12/2002

class code	total number of shares issued	date of issue (d/m/y)
ORD	2,055	15/12/2002
	15,850	16/12/2002
	25,000	23/12/2002

class code	total number of shares issued	date of issue (d/m/y)
ORD	348,516	22/11/2002

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: THE SHARES WERE ISSUED TO ST.GEORGE BANK LIMITED STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN AND REWARD SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST.GEORGE BANK ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL BOWAN - SECRETARY capacity

sign here [signature]

23/12/02.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins